# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelthos Therapeutics Inc., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Suite 110, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001838556

## Reporting persons
- Murchinson Ltd.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 280,000; sole dispositive power 0; shared dispositive power 280,000; aggregate amount beneficially owned 280,000 (9.1% of the class)
- Marc Bistricer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 280,000; sole dispositive power 0; shared dispositive power 280,000; aggregate amount beneficially owned 280,000 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Pelthos Therapeutics Inc.
Address of issuer's principal executive offices:
4020 Stirrup Creek Drive, Suite 110
Durham, North Carolina 27703

## Item 2. Person Filing
Name of person filing:
Murchinson Ltd.*
Marc Bistricer*

The foregoing persons are hereinafter sometimes collectively referred to as the (Reporting Persons). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported he
Address of principal business office or, if none, residence:
145 Adelaide Street West
Toronto A6, M5H 4E5
Citizenship:
Murchinson Ltd. - Canada
Marc Bistricer - Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Murchinson Ltd. is organized in Canada (Federal Level) and is registered with the Ontario Securities Commission.

## Item 4. Ownership
Amount beneficially owned:
Murchinson Ltd. - 280,000*
Marc Bistricer - 280,000*

*The information required by this Item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on information reported in the Issuers 10Q filed with the U.S. Securities and Exchange Commission on November 13, 2025, that as of September 30, 2025, there were 3,090,729 shares of common stock issued and outstanding (the Shares).

The Shares of the Issuer reported herein are held by one or more funds and accounts (together the Funds) advised or sub-advised by Murchinson Ltd. (the Adviser). The Adviser, in its capacity as the adviser of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own the Shares reported herein. Marc Bistricer, in his capacity as CEO of the Advisor, may also be deemed to have investment discretion and voting power over the shares held by the Funds. Each of Mr. Bistricer and the Advisor disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting persons pecuniary interest therein.
Percent of class:
Murchinson Ltd. - 9.1%
Marc Bistricer - 9.1%
Sole power to vote or to direct the vote:
Murchinson Ltd. - 0
Marc Bistricer - 0
Shared power to vote or to direct the vote:
Murchinson Ltd. - 280,000
Marc Bistricer - 280,000
Sole power to dispose or to direct the disposition:
Murchinson Ltd. - 0
Marc Bistricer - 0
Shared power to dispose or to direct the disposition:
Murchinson Ltd. - 280,000
Marc Bistricer - 280,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an Ontario Securities Commission Registered Investment Advisor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Murchinson Ltd.: /s/ Marc Bistricer, Marc Bistricer, Chief Executive Officer (11/14/2025)
- Marc Bistricer: /s/ Marc Bistricer, Marc Bistricer, Individually (11/14/2025)